UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

Sarah C. Miller

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105	Page 2 of 12

1.	Names of reporting persons The Williams Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 354,096,468 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 354,096,468 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 354,096,468 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 58.9%++
14.	Type of reporting person (see instructions) HC/CO

+	Includes 14,432,380 Common Units issuable upon conversion of 14,432,380 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,730,729 of the Issuer’s Common Units outstanding as of September 25, 2015 and a total of 14,432,380 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105	Page 3 of 12

1.	Names of reporting persons Williams Gas Pipeline Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 354,096,468 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 354,096,468 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 354,096,468 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 58.9%++
14.	Type of reporting person (see instructions) OO – Limited Liability Company

+	Includes 14,432,380 Common Units issuable upon conversion of 14,432,380 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,730,729 of the Issuer’s Common Units outstanding as of September 25, 2015 and a total of 14,432,380 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

Introduction

Item 1.	Security and Issuer

This Amendment No. 6 amends Items 1 through 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams”) on December 28, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by Williams on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed by Williams on July 1, 2014 (“Amendment No. 2”), Amendment No. 3 filed by Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams on October 27, 2014 (“Amendment No. 3”), Amendment No. 4 filed by Williams Gas Pipeline and Williams on February 3, 2015 (“Amendment No. 4”) and Amendment No. 5 filed by Williams Gas Pipeline and Williams on May 13, 2015 (“Amendment No. 5”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P. (“WPZ” or the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 shall remain unchanged.

Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”).

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline (collectively, the “Reporting Persons”). Williams directly owns 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On September 28, 2015, prior to Williams’ entry into the Merger Agreement described below, WPZ, Williams, WPZ GP LLC (the “WPZ General Partner”) and SCMS LLC (collectively, the “Merger Agreement Parties”) entered into a Termination Agreement and Release (the “Termination Agreement”). Pursuant to the Termination Agreement, (i) the Merger Agreement Parties agreed to terminate the Agreement and Plan of Merger previously entered into on May 12, 2015 by each of the Merger Agreement Parties (the “WPZ Merger Agreement”), (ii) Williams was released of any and all liability to WPZ or the WPZ General Partner in respect of the WPZ Merger Agreement or the transactions contemplated thereby and (iii) WPZ and the WPZ General Partner were each released from any and all liability to Williams in respect of the WPZ Merger Agreement or the transactions contemplated thereby.

Concurrently with the execution of the Termination Agreement, the WPZ General Partner executed Amendment No. 6 to the First Amended and Restated Agreement of Limited Partnership of WPZ, pursuant to which the WPZ General Partner waived a portion of the quarterly incentive distributions the WPZ General Partner is entitled to receive from WPZ (in an aggregate amount of $428 million, but in no circumstances more than $209 million per quarter) (the “WPZ Partnership Agreement Amendment”).

On September 28, 2015, Williams entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer Equity, L.P. (“Energy Transfer”), Energy Transfer Corp LP (“ETC”), ETE Corp GP, LLC (“ETC GP”), LE GP, LLC (“LE”) and Energy Transfer Equity GP, LLC (“ETE GP” and, together with Energy Transfer, ETC, ETC GP and LE, the “ETE Parties”). Pursuant to the Merger Agreement, Williams will be merged with and into ETC, a newly formed partnership that will be treated as a corporation for federal income tax purposes, with ETC being the surviving entity (the “Merger”) and all of the outstanding common stock of Williams will be exchanged in the Merger for cash, mixed or stock consideration in ETC, and following the Merger all of the assets of Williams will be contributed to Energy Transfer in exchange for a newly-created class of Energy Transfer Class E common units, all subject to the satisfaction or waiver of the conditions in the Merger Agreement and related transaction documents.

On September 28, 2015, the Support Agreement, dated as of May 12, 2015 (the “Support Agreement”), by and between WPZ and Williams Gas Pipeline, which as of September 25, 2015, beneficially owned 339,664,088 of the common units representing limited partner interests of WPZ (“Common Units”) and 14,432,380 Class B Units representing approximately 58.9% of the outstanding Common Units, whereby Williams Gas Pipeline agreed to deliver a written consent adopting and approving in all respects the WPZ Merger Agreement and the transactions contemplated thereby (the “WGP Written Consent”), terminated automatically upon termination of the WPZ Merger Agreement.

The foregoing description of the Merger and each of the Merger Agreement, the WPZ Merger Agreement, the Termination Agreement, the WPZ Partnership Agreement Amendment and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the WPZ Merger Agreement, the Termination Agreement, the WPZ Partnership Agreement Amendment and the Support Agreement, copies of which agreements were filed as Exhibit 2.1 to Williams’ Current Report on Form 8-K (File No. 001-04174) filed with the SEC on September 28, 2015, Exhibit 2.1 to Williams’ Current Report on Form 8-K (File No. 001-04174) filed with the SEC on May 13, 2015, Exhibit 10.1 to Williams’ Current Report on Form 8-K (File No. 001-04174) filed with the SEC on September 28, 2015, Exhibit 3.1 to WPZ’s Current Report on Form 8-K (File No. 001-34831) filed with the SEC on September 28, 2015 and Exhibit 99.2 to WPZ’s Current Report on Form 8-K (File No. 001-34831) filed with the SEC on May 13, 2015, respectively, and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams Gas Pipeline is the record and beneficial owner of (i) 339,664,088 Common Units and (ii) 14,432,380 Class B Units. The Class B Units may be converted into Common Units on a one-for-one basis. If converted, Williams Gas Pipeline would be the record and beneficial owner of 354,096,468 Common Units, representing 58.9% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own (i) 339,664,088 Common Units and (ii) 14,432,380 Class B Units. If converted, Williams may be deemed to be the beneficial owner of a total of 354,096,468 Common Units, which represents 58.9% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the WPZ General Partner, which is a wholly owned indirect subsidiary of Williams. See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger dated as of September 28, 2015, by and among The Williams Companies, Inc., Energy Transfer Corp LP, ETE Corp GP, LLC, Energy Transfer Equity, L.P., LE GP, LLC and Energy Transfer Equity GP, LLC (incorporated by reference to Exhibit 2.1 to Williams’ Current Report on Form 8-K (File No. 001-04174) filed with the Securities and Exchange Commission on September 28, 2015).

2	Amendment No. 6, dated September 28, 2015, to the First Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (incorporated by reference to Exhibit 3.1 to WPZ’s Current Report on Form 8-K (File No. 001-34831) filed with the Securities and Exchange Commission on September 28, 2015).

3	Termination Agreement and Release dated as of September 28, 2015, by and among The Williams Companies, Inc., SCMS LLC, Williams Partners L.P. and WPZ GP LLC (incorporated by reference to Exhibit 10.1 to Williams’ Current Report on Form 8-K (File No. 001-04174) filed with the Securities and Exchange Commission on September 28, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
	Name:	Sarah C. Miller
	Title:	Senior Vice President and General Counsel

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah C. Miller
	Name:	Sarah C. Miller
	Title:	Senior Vice President and General Counsel

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 17,334 (less than 1%)

Walter Bennett

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, West

Citizenship: USA

Amount Beneficially Owned: 8,770

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 19,574 (less than 1%)

John R. Dearborn, Jr.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Strategic Services and Administration & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf Operating Area

Citizenship: USA

Amount Beneficially Owned: 1,752 (less than 1%)

Sarah C. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering and Construction

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 196 (less than 1%)

Robert S. Purgason

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Access Operating Area

Citizenship: USA

Amount Beneficially Owned: 29,726 (less than 1%)

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

John D. Seldenrust

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering & Construction

Citizenship: USA

Amount Beneficially Owned: 67,722 (less than 1%)

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 588 (less than 1%)

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 1,733 (less than 1%)

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,159 (less than 1%)

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Service Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Keith A. Meister

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner and Chief Investment Officer, Corvex Management LP

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Walter Bennett

(see above)

Frank E. Billings

(see above)

Rory L. Miller

(see above)

Sarah C. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

John D. Seldenrust

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)